1. Name and Address of Reporting Person

    Sheehan III, John J..
    PCD Inc.
    2 Technology Drive
    Peabody, MA 01960
    USA

2. Issuer Name and Ticker or Trading Symbol

    PCD Inc. (PCDI)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year

    2001

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ( ) Director ( ) 10% Owner
    (X) Officer (give title below) ( ) Other (specify below)

    Vice President - Finance and Administration/CFO

7. Individual or Joint/Group Filing (Check Applicable Line)

    (X) Form filed by One Reporting Person
    ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Trans- action Date (Month/ Day/ Year)	3. Trans- action Code	4. Securities Acquired (A) or Disposed of (D) _________________________ Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Year	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Derivative Security	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code	5. Number of Deriv- ative Securities Acquired (A) or Disposed of (D) ________________ (A) | (D)	6. Date Exer- cisable and Expiration Date (Month/Day/ Year) ________________ Date | Expira- Exer- | tion cisable | Date		7. Title and Amount of Underlying Securities _____________________ | Amount or Title | Number of | Shares		8. Price of of Deriv- ative Secur- ity	9. Number of deriv- ative Secur- ities Bene- ficially Owned at End of Year	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Benefi- cial Owner- ship
EMPLOYEE STOCK OPTION (RIGHT TO PURCHASE TOCK)	$5.0900	4/27/01	A	5,000	4/27/01	4/27/11	COMMON STOCK	5,000		5,000	D

SIGNATURE OF REPORTING PERSON
/s/ John J. Sheehan III

DATE
01/08/2002